                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 SCHEDULE 13D
                                (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO.)*


                            MEDICAL RESOURCES, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                        (Title of Class of Securities)

                                   58461Q102
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                                (CUSIP Number)

                             SUSAN J. WILSON, ESQ.
                               ALSTON & BIRD LLP
                           1201 WEST PEACHTREE STREET
                               ATLANTA, GA 30309
                                  404-881-7974
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               FEBRUARY 26, 2001
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           (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 8 pages)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 58461Q102                    13D      PAGE    2     OF    8    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          AMERICAN BANKERS INSURANCE COMPANY OF FLORIDA
          59-0593886
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
          00
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          FLORIDA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    187,924
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   187,924
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          187,924
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [X]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.4%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IC
          ---------------------------------------------------------------------


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CUSIP NO. 58461Q102                     13D                    PAGE 3 OF 8 PAGES


ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the Common Stock, $.01 par value ("Shares"), of Medical Resources, Inc., a Delaware corporation ("MRI"), with principal executive offices at 155 State Street, Hackensack, New Jersey 07601.

ITEM 2.  IDENTIFY AND BACKGROUND.

         The person filing this statement is American Bankers Insurance Company of Florida, a Florida corporation (the "Reporting Person"). The Reporting Person is an insurance company actively engaged primarily in the business of credit insurance. The Reporting Person's principal business address, and the location of its principal executive office, is 11222 Quail Roost Drive, Miami, Florida 33157.

         The Reporting Person is an indirect wholly owned subsidiary of Fortis
(B), a Belgium corporation, and Fortis (NL) N.V., a Netherlands corporation. Each of Fortis (B) and Fortis (NL) N.V. indirectly owns 50% of the voting stock of the Reporting Person and, thus, are the two persons ultimately in control of the Reporting Person.

         The Reporting Person is a direct wholly owned subsidiary of American Bankers Insurance Group, Inc., a Florida corporation ("ABIG"), which is a wholly owned subsidiary of United Family Life Insurance Company, a Georgia corporation ("UFLIC"), which is a wholly owned subsidiary of Interfinancial Inc., a Georgia corporation, which is a wholly owned subsidiary of Fortis, Inc., a Nevada corporation, which is a wholly owned subsidiary of Fortis Insurance N.V., a Netherlands corporation, which is a wholly owned subsidiary (with respect to voting stock) of Fortis N.V., a Netherlands corporation, which is a wholly owned subsidiary of Fortis (B) and Fortis (NL) N.V. ABIG, UFLIC, Interfinancial Inc. and Fortis, Inc. are intermediate holding companies for insurance companies within the United States; Fortis Insurance N.V. and Fortis N.V. are intermediate holding companies for insurance companies throughout the world; and Fortis (B) and Fortis (NL) N.V. are ultimate controlling holding companies for a group of insurance, banking and other financial services companies worldwide.

         During the past five years, to the best of the Reporting Person's knowledge, none of its executive officers or directors, and none of the executive officers or directors of Fortis (B) or Fortis (NL) N.V., has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

         The name, business address, present principal occupation and citizenship of each executive officer and each director of the Reporting Person, and of Fortis (B) and Fortis (NL) N.V., are set forth in Exhibits A and B, respectively, which are incorporated herein by reference.

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CUSIP NO. 58461Q102                     13D                    PAGE 4 OF 8 PAGES


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The transaction reported herein is the cancellation of $2,884,615.50 in principal amount of senior notes held by the Reporting Person in exchange for Shares as a result of the consummation of MRI's Third Amended Joint Plan of Reorganization dated November 6, 2000 and confirmed by the Bankruptcy Court of the Southern District of New York (the "Plan"). The senior notes held by the Reporting Person were a part of a class of $75,000,000 in aggregate principal amount of senior notes (the "Senior Notes") all of which were cancelled under the Plan in exchange for Shares.

 ITEM 4. PURPOSE OF TRANSACTION.

         The transaction requiring the filing of this statement is described in
Item 3 above.

         The Reporting Person currently intends to seek to dispose of its Shares in one or more privately negotiated sales or through a corporate merger or reorganization of MRI. Given MRI's business, prospects and financial condition and the market for Shares, an acceptable offer may not be received by the Reporting Person, in which event the Reporting Person may continue to hold its Shares for investment. The Reporting Person may be compelled, pursuant to the Stockholders Agreement described in Item 6, to vote its Shares in favor of and/or to dispose of its Shares in a sale or corporate transaction in certain circumstances. The Reporting Person has not received an offer for its Shares that it currently intends to accept, nor is the Reporting Person aware of any proposed transaction that would require it to dispose of its Shares.

         Upon consummation of the Plan the Board of Directors of MRI was reconstituted with seven members, six of whom were selected by the holders of the Senior Notes as a class (collectively with the Reporting Person, the "Former Holders") and one of whom was selected by DVI Financial Services, Inc. ("DVI"), another creditor of MRI. Pursuant to the Stockholders Agreement and the Voting Agreement, also described in Item 6, the Reporting Person has agreed to vote its Shares to maintain such Board composition. The Reporting Person has been made aware that Richard Teller and Mark Dunn, two of the directors selected by the Former Holders, have resigned from the Board and that the Board has voted to fill one of the resulting vacancies with Jeffrey Pollock, a person nominated by the remaining members of the Board originally nominated by the Former Holders.

         The Reporting Person has been advised that as a result of the consummation of the Plan, MRI has filed a Form 15 to deregister the Shares. If such deresgistration is effective, the Reporting Person does not intend to file any amendments to update any of the information contained in this Schedule 13D.

         Except as set forth in this Item 4, the Reporting Person does not have any plans or proposals that would relate to or result in:

         (a) the acquisition by any person of additional securities of MRI, or the disposition of securities of MRI;

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CUSIP NO. 58461Q102                     13D                    PAGE 5 OF 8 PAGES


         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving MRI or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of MRI or any of its subsidiaries;

         (d) any change in the present board of directors or management of MRI, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of MRI;

         (f) any other material change in MRI's business or corporate structure;

         (g) changes in MRI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of MRI by any person;

         (h) causing a class of securities of MRI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of MRI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person has beneficial ownership of 187,924 Shares. Based upon the 5,189,105 Shares the Reporting Person understands to be presently outstanding, this beneficial ownership would constitute approximately 3.4% of the Shares. The Reporting Person has sole power to vote or to direct the disposition of all such Shares.

         As a result of the Stockholders Agreement and the Voting Agreement, the Reporting Person may be deemed to be the beneficial owner of an additional 5,168,517 Shares owned or receivable by the other parties to the Voting Agreement and the Stockholders Agreement. The Reporting Person disclaims beneficial ownership of these other Shares.

         (b) Other than as may be described in Item 3, no transactions in Shares have been effected during the past sixty days by the Reporting Person.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with the transactions described in Item 3, the Reporting Person entered into a Voting Agreement with MRI, the other Former Holders and DVI and a Stockholders Agreement with MRI, the other Former Holders, DVI, and Geoffrey Whynot ("Whynot") and Christopher Joyce ("Joyce"), the current Co-Chief Executives of MRI. The descriptions below

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CUSIP NO. 58461Q102                     13D                    PAGE 6 OF 8 PAGES


of these agreements are qualified in their entirety by reference to the agreements, which are filed as Exhibits 1 and 2 to this Schedule and which are incorporated herein by reference.

         The Voting Agreement provides that until, the occurrence of certain events, the Former Holders and DVI will vote to elect from time to time one nominee selected by DVI to MRI's Board of Directors and six nominees selected by a majority of the Former Holders. Pursuant to the Voting Agreement, MRI has agreed to provide the Former Holders and DVI with certain rights, including the right to receive certain information relating to MRI and preemptive rights on future securities issuances.

         The Stockholders Agreement provides that, until the occurrence of certain events, each of Joyce and Whynot will also vote their Shares from time to time in favor of six nominees to MRI's Board of Directors selected by a majority of the Former Holders and that each of the Former Holders, Joyce and Whynot will vote their Shares as directed from time to time by a majority of the Former Holders on a number of significant corporate issues. The Stockholder Agreement also provides that each of Joyce, Whynot and the Former Holders will be entitled to participate in any sale of Shares entered into by Former Holders owning at least 40% of the issued and outstanding Shares and, if such sale is of at least 50% of the issued and outstanding Shares, will participate in such sale if so requested and certain conditions are met. Pursuant to the Stockholders Agreement, MRI granted to the Former Holders two demand registration rights and granted to DVI, Joyce, Whynot and the Former Holders the right to piggyback on registrations of securities effected by MRI on its own behalf or for other holders of securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits to this statement:

         (A) Name, business address, present principal occupation and citizenship of each executive officer and director of American Bankers Insurance Company of Florida

         (B) Name, business address, present principal occupation and citizenship of each executive officer and director of Fortis
                  (B) and Fortis (NL) N.V.

         (C)      Voting Agreement

         (D)      Stockholders Agreement

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CUSIP NO. 58461Q102                     13D                    PAGE 7 OF 8 PAGES


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

March 6, 2001




                                    AMERICAN BANKERS INSURANCE COMPANY
                                    OF FLORIDA


                                    By:  /s/ Floyd Denison
                                        ----------------------------------------
                                         Name: Floyd Denison
                                         Title: Executive Vice President

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CUSIP NO. 58461Q102                     13D                    PAGE 8 OF 8 PAGES


                                  EXHIBIT INDEX

         Exhibit                                                                          Page
         -------                                                                          ----

         A Name, business address, present principal occupation and citizenship of each executive officer and director of American
                  Bankers Insurance Company of Florida

         B Name, business address, present principal occupation and citizenship of each executive officer and director of Fortis
                  (B) and Fortis (NL) N.V.

         C        Voting Agreement

         D        Stockholders Agreement